51-102F3

Material Change Report

Item 1Name and Address of Company

Red Metal Resources Ltd. (the “Company”)

1130 Pender Street, West, Suite 820

Vancouver, BC V6E 4A4

Item 2Date of Material Change

July 18, 2024

Item 3News Release

The news release dated July 19, 2024 was disseminated via NewsFile on July 19, 2024.

Item 4Summary of Material Change

Private Placement Offering

On July 18, 2024, the Company closed a second tranche of its previously announced private placement (the “Offering”) and issued 550,000 common shares in the capital of the Company at a price of $0.05 per common share for gross proceeds of $27,500. To date, the Company has issued 1,750,000 common shares and received an aggregate of $87,500 from the Offering.

The common shares are subject to a restricted period of four months and a day. There were no finders’ fees paid in connection with the Offering.

Debt Settlement

On July 18, 2024, the Company settled a debt with a creditor (the “Debt Settlement”), pursuant to which the Company issued 150,000 common shares at a deemed price of $0.05 per Share to settle $7,500 in outstanding indebtedness.

The common shares are subject to a restricted period of four months and a day.

Item 5Full Description of Material Change

5.1 Full Description of Material Change

Private Placement Offering

On July 18, 2024, the Company closed a second tranche of its Offering and issued 550,000 common shares in the capital of the Company at a price of $0.05 per common share for gross proceeds of $27,500. To date, the Company has issued 1,750,000 common shares and received an aggregate of $87,500 from the Offering.

The common shares are subject to a restricted period of four months and a day. There were no finders’ fees paid in connection with the Offering.

Debt Settlement

On July 18, 2024, the Company settled a debt with a creditor pursuant to which it issued 150,000 common shares at a deemed price of $0.05 per Share to settle $7,500 in outstanding indebtedness.

The common shares are subject to a restricted period of four months and a day.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7Omitted Information

None

Item 8Executive Officer

Gregg Jensen, Chief Executive Officer, 1-866-907-5403

Item 9Date of Report

July 22, 2024